Exhibit 21.1

List of Subsidiaries

Name of subsidiary	Jurisdiction
First Majestic Silver Corp.	British Columbia, Canada
Corporación First Majestic, S.A. de C.V.	Mexico
Primero Empresa Minera, S.A de C.V.	Mexico
Nusantara de Mexico, S.A. de C.V.	Mexico
Minera La Encantada, S.A. de C.V.	Mexico
Minera El Pilón, S.A. de C.V.	Mexico
First Majestic Del Toro, S.A. de C.V.	Mexico
Majestic Services, S.A. de C.V.	Mexico
Jerritt Canyon Canada Ltd.	Canada
Jerritt Canyon Gold LLC	Nevada
First Mint LLC	Nevada
FM Metal Trading (Barbados) Inc.	Barbados
FMS Trading AG	Switzerland